EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1           Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm” or “Sandstorm Gold”)

Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2           Date of Material Change

November 24, 2021.

Item 3           News Release

A news release was disseminated through CNW Group Ltd. on November 24, 2021 and filed on SEDAR.

Item 4           Summary of Material Change

On November 24, 2021, the Company announced a summary of the results of a feasibility study prepared in accordance with the disclosure standards under National Instrument 43-101 (“NI 43-101”) for the Hod Maden project in Turkey.

Item 5           Full Description of Material Change

On November 24, 2021, the Company announced a summary of the results from the Hod Maden Feasibility Study (“FS”). All figures are in U.S. dollars and are on a 100% project basis unless otherwise stated. Sandstorm has a 30% interest in the Hod Maden project.

FEASIBILITY STUDY HIGHLIGHTS

•	Pre-tax net present value (“NPV”) (5% discount rate) of $1.3 billion and an internal rate of return (“IRR”) of 41%
•	Post-tax NPV (5% discount rate) of $1.05 billion and an IRR of 36%
•	Estimated all-in sustaining costs (“AISC”) of $334 per ounce on a by-product basis[1] and $595 per ounce on a co-product basis[1]
•	Upfront capital cost of $309 million
•	Proven and Probable Mineral Reserves of 2.45 million ounces of gold and 287 million pounds of copper
•	13-year mine life with annual mill design capacity of 800,000 tonnes
•	Annual average production of approximately 195,000 gold equivalent (“AuEq”) ounces

KEY PARAMETERS & PROJECT ECONOMICS SUMMARY

Mill Design Capacity	800,000 tonnes per annum
Mine Life	13 years
Average Annual Production	Gold: 156,000 ounces Copper: 19.6 million pounds
Total Production	Gold: 2,027,000 ounces Copper: 255 million pounds
Average Recovery Rate	Gold: 85% Copper: 93%
Average Head Grade	Gold: 8.8 grams per tonne ("g/t”) Copper: 1.5%
All-in Sustaining Cost[1]	By-product[1]: $334/oz Au Co-product[1]: $595/oz Au
Upfront Capital	$309 million
Base Case Commodity Prices	$1,599/oz Au $3.19/lb Cu
NPV (5% discount rate)	Pre-tax: $1.3 billion Post-tax: $1.05 billion
IRR	Pre-tax: 41% Post-tax: 36%
Payback Period (from start of production)	Post-tax: 2.0 years

Mining & Processing

The FS contemplates Hod Maden as an underground mine divided into two distinct mining zones with a modified drift and fill (“DAF”) technique applied to the upper mine area and a long hole stoping (“LHS”) technique applied to the lower mine area. The bulk of the mineralization is located in the lower mine area, which will be accessed through a single portal north of the deposit. The upper mine will be accessed through two shallow shafts located north and south of the mineralization. The mine capacity is 800,000 tonnes per annum with a total of 8.7 million tonnes of ore produced during the 13-year mine life.

The ore to be processed is classified into two main categories: regular ore and a pyrite ore with a flowsheet reconfiguration when processing pyrite ore to maximize gold recovery. Ore processing contemplates a single stage crush, milling, a bulk flotation concentrate, regrind through a secondary milling and a secondary flotation, ultimately producing a saleable copper concentrate and a saleable pyrite concentrate. The concentrates will be transported to a port located on the Black Sea in Turkey for shipment to smelting facilities.

Infrastructure & Capital Costs

The majority of the proposed project infrastructure, including the process plant, paste plant, water treatment facility, transformer station and mining offices, will be located in the Maden Valley near the deposit. The tailings facility, mining waste dump, and quarry will be located to the north in the Salicor Valley. A tunnel will be constructed to connect the Maden Valley to the Salicor Valley. Grid power is available on site and some workforce can be based out of Artvin city nearby.

The upfront capital cost estimate of $309 million includes a contingency of $31 million.

US$ Million
Mining Predevelopment Costs	$63
Mining Surface Infrastructure	2
Other Site Infrastructure	78
Process Plant Infrastructure	56
EPCM Fees, Indirect Costs & Construction Facilities	37
Owners’ Costs	42
Project Contingency	31
Total Upfront Capital Expenditure	$309

Economics

The post-tax NPV of $1.05 billion, using a 5% discount rate, has an IRR of 36% and payback period of 2 years. The AISC1 for gold with copper as a by-product credit is $334 per ounce.

By-Product Basis US$/oz
Mining Operating Cost	$230
Processing Operating Cost	104
TC/RCs (net of credits & penalties) & Transport Costs	95
G&A Operating Cost & Other	55
Revenue from Sales of Payable Copper	(401)
C1 Cost[1]	$84
Royalties	172
Sustaining Capital Depreciation	57
Corporate Costs	13
Closure Costs	8
AISC[1]	$334

Timeline

With the release of the FS, the Hod Maden project moves into the next stage of development. The operator, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), commenced the application process for the forestry permit after receiving the final approval of the Environmental Impact Assessment (“EIA”) from the Ministry of Environment, Urbanization and Climate Change of Turkey in November 2021. Production from Hod Maden is currently expected in the second half of 2024.

MINERAL RESERVES AND RESOURCES

The Mineral Reserve is reported in accordance with the disclosure standards of NI 43-101 and Canadian Institute of Mining (CIM) Definition Standards for Mineral Resources and Mineral Reserves (2014).

					Contained Metal
Reserve Classification	Tonnes (kt)	AuEq (g/t)	Au (g/t)	Cu (%)	AuEq (koz)	Au (koz)	Cu (Mlb)
Proven	1,899	19.4	16.7	1.7%	1,186	1,021	71
Probable	6,798	8.8	6.5	1.4%	1,928	1,431	216
Proven & Probable	8,696	11.1	8.8	1.5%	3,114	2,452	287

Notes

1)	CIM Definitions Standards (2014) were used in the preparation of the Mineral Reserve estimates.
2)	The Mineral Reserve is estimated using metal prices of US$1,300 per oz Au and US$3.00 per lb Cu.
3)	Effective Date of Mineral Reserve is 31 July 2020.
4)	Errors in the totals are due to rounding.
5)	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
6)	The estimation was carried out using a breakeven cut-off value of USD82/t and incremental cut-of values of USD63/t for stopes and USD40/t for development.
7)	The average mining recovery and dilution factors applied were 94% and 10% respectively.
8)	Process recovery and payable factors averaged 85% and 98% respectively for gold and 93% and 95% respectively for copper.
9)	Probable reserve gold grade and contained metal is higher than the indicated resource grade and contained metal due to the inclusion of measured resource from the modified DAF mining area above the 783m elevation.
10)	Calculation of the gold equivalent grade (AuEq) is by the following formula: AuEq = [(Au Ounces + (Cu Pounds x 3/1300)) x 31.10348]/Tonnes

The Mineral Resource is reported in accordance with NI 43-101 and CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). The Mineral Resource estimate, reported above a net smelter return (“NSR”) cut-off of $63/tonne, is shown below.

					CONTAINED METAL
Resource Category	Tonnes (kt)	AuEq (g/t)	Au (g/t)	Cu (%)	AuEq (koz)	Au (koz)	Cu (Mlb)
Measured	2,461	24.3	20.7	2.3%	1,920	1,634	124
Indicated	5,683	8.8	6.2	1.7%	1,608	1,133	206
Measured & Indicated	8,143	13.5	10.6	1.8%	3,530	2,768	330

Notes

1)	CIM Definitions Standards (2014) were followed for Mineral Resources.
2)	Mineral Resources are inclusive of Mineral Reserves.
3)	Effective Date of Mineral Resource is 27 July 2019.
4)	Mineral Resources are estimated at NSR cut-offs of $63/t for gold/copper zones.
5)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6)	Totals may not match due to rounding.
7)	Metal prices used as input into the NSR cut-off calculation are US$1,300/oz for gold, and US$6,614/tonne for copper.
8)	Calculation of the gold equivalent grade (AuEq) is by the following formula: AuEq = [(Au Ounces + (Cu Pounds x 3/1300)) x 31.10348]/Tonnes

Detailed Schedules2

Mill Feed

	YR1	YR2	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	YR13	Total
Mill Feed
Ore processed (kt)	449	560	800	800	802	800	800	787	722	720	599	480	378	8,696
Copper grade (%)	1.5	1.5	1.5	1.5	1.5	1.4	1.4	1.6	1.4	1.6	1.4	1.8	1.5	1.5
Gold grade (g/t)	12.6	13.0	8.7	7.5	6.4	5.9	5.3	7.7	8.3	9.5	9.6	13.9	13.4	8.8
Copper Concentrate
Concentrate mass (kt, dmt)	26	33	47	48	47	46	44	48	41	43	34	30	21	508
Copper grade (%)	24	23	23	23	24	23	23	25	24	24	23	26	25	24
Gold grade (g/t)	158	176	108	96	81	81	70	98	118	123	137	169	182	115
Pyrite Concentrate
Concentrate mass (kt, dmt)	31	23	41	35	47	32	41	41	27	39	20	54	33	461
Gold grade (g/t)	17	15	15	15	13	13	13	14	13	15	14	15	11	14
Payable Metal
Copper (Mlb)	13	16	23	23	24	22	22	25	21	22	16	17	11	255
Gold (koz)	147	193	178	159	135	127	110	162	162	184	154	184	132	2,027

Site Cost (Life of Mine Average)

Mining	$53.71/t
Processing	$24.26/t
G&A	$11.04/t
Site subtotal	$89.01/t

OffSite Cost (Life of Mine Average)

	Copper Concentrate	Pyrite concentrate
Freight	$62.50/wmt	$35.50/wmt
Treatment charge	$90.00/dmt	$125.00/dmt
Copper refining	$0.09/lb	-
Gold refining	$6.50/oz	$8.00/oz

Capital Expenditures

CAPEX BREAKDOWN	Initial	Sustaining	Closure	Total
Year -2	$71M	-	-	$71M
Year -1	$151M	-	-	$151M
Year 0	$87M	-	-	$87M
Years 1-5	-	$80M	-	$80M
Years 6-10	-	$35M	-	$35M
Years 11+	-	$9M	$16M	$25M
Total	$309M	$124M	$16M	$449M

Sandstorm will file or furnish, as applicable, a technical report prepared in accordance with NI 43-101 for the FS entitled “Hod Maden Project Feasibility Study NI 43-101 Technical Report” (the “Technical Report”). The Technical Report will be filed within 45 days of the November 24, 2021, news release on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Sandstorm’s website at www.sandstormgold.com, in accordance with NI 43-101.

Readers are encouraged to read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the details summarized in this material change report. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Qualified Person

Imola Götz, M.Sc., P.Eng, F.E.C., Sandstorm’s Vice President, Mining & Engineering, is a Qualified Person as defined by NI 43-101. She has reviewed and approved the scientific and technical information contained in this Material Change Report.

Note 1

Sandstorm has included certain measures in this material change report that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). With respect to the Hod Maden project, these measures include (i) all-in sustaining cost (“AISC”) per gold ounce on a co-product basis and AISC per gold ounce on a by-product basis, (ii) C1 costs on a by-product basis, and (iii) attributable gold equivalent ounce. As Sandstorm’s operations are primarily focused on precious metals, the Company presents these measures as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS. The presentation of these measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1)	With respect to the Hod Maden project, AISC has been calculated on a co-product basis for gold and copper. The calculation for each metal is based on adding costs specific to each metal to costs allocated to each metal on a proportionate value basis. For gold, AISC per gold ounce on a co-product basis is calculated by summing certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital depreciation, G&A, and other costs) associated with the gold produced. The resulting figure is then divided by the payable gold ounces produced. AISC per gold ounce on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital depreciation, G&A, and other costs). The resulting figure is then divided by the payable gold ounces produced.
•	AISC Co-Product Basis: [(Operating Costs ($543 million) + Royalties ($296 million) + Treatment, Refining and Transport Costs ($151 million) + Sustaining Capital Depreciation ($93 million) + G&A ($77 million) + Other Costs ($46 million)] / Payable Gold Ounces (2,027,000 oz) = $595 AISC per ounce].
•	AISC By-Product Basis: [(Operating Costs ($678 million) + Royalties ($349 million) + Treatment, Refining and Transport Costs ($193 million) + Sustaining Capital Depreciation ($116 million) + G&A ($96 million) + Other Costs ($57 million) - Copper Revenue ($812m)] / Payable Gold Ounces (2,027k oz) = $334 AISC per ounce].
2)	With respect to the Hod Maden project, C1 Cash Cost on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, treatment, refining & transport costs, G&A, and other costs) associated with the gold produced. The resulting figure is then divided by the payable gold ounces produced.
3)	The Company’s estimated royalty and other commodity stream income is converted to an attributable gold equivalent ounce basis by dividing the estimated royalty and other commodity stream income for the period by the estimated gold price per ounce for the same respective period. These attributable gold equivalent ounces when combined with the estimated gold ounces from the Company’s gold streams equal total attributable gold equivalent ounces and may be subject to change.

Note 2

Numbers may not sum due to rounding.

Item 6           Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7           Omitted Information

Not applicable.

Item 8           Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9           Date of Report

DATED as of this 6th day of December, 2021.

Sandstorm Gold Ltd.
By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this material change report or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the “SEC”) set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to statements with respect to the FS, including future production, costs and expenses of the Hod Maden project, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates, capital expenditures, the timing of development of the Hod Maden project and the timing and amount of estimated future production, including the increases to production guidance. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2020 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.